

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 13, 2017

Luca D'Agnese
Chief Executive Officer
Enel Américas S.A.
Santa Rosa 76, Piso 15
Santiago, Chile

> **Re:** **Enel Américas S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed April 28, 2017**
> **File No. 1-12440**

Dear Mr. D'Agnese:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Notes to the Consolidated Financial Statements

4. Sector Regulation and Electricity System Operations

Argentina, page F-45

1. In a response letter dated September 7, 2016, you indicated that you would classify funds received from CAMMESA within financing activities beginning with your fiscal 2016 Form 20-F. It does not appear such reclassifications were made in the 2016 Form 20-F. Please tell us why you did not make the proposed revisions to your fiscal 2015 and 2014 statements of cash flows in your 2016 Form 20-F and whether such treatment was consistent with the current year's classification. In this regard, please tell us where you have classified fiscal 2016 CAMMESA loan activity within your statement of cash flows and quantify the related amounts.

Note 38. Subsequent Events, page F-171

2. We note that you will change your functional currency from the Chilean Peso to the U.S. dollar effective January 1, 2017. You indicate that it was a result of the corporate reorganization process completed during fiscal 2016. Citing the guidance in paragraphs 9-14 of IAS 21, please tell us in detail how you determined the U.S. dollar is now your functional currency. Please be detailed in explaining why the primary economic environment in which you generate and expend cash is dollar-denominated and why the corporate reorganization resulted in this determination. Since you indicate the corporate reorganization caused the change, please also clarify why the change was not applied and accounted for as of the fiscal 2016 reorganization date.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3849 with any questions.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products